

Mail Stop 4720

February 17, 2017

James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

> **Re:** **Old Line Bancshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 7, 2017**
> **File No. 333-215245**

Dear Mr. Cornelsen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index

Exhibit 5.1 – Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

1. Please have counsel revise enumerated opinions (3), (4) and (5) to remove the assumptions contained in sub-clauses (y) and (z), respectively. Please refer to Sections II.B.2.a and 3.a of Staff Legal Bulletin No. 19, which is available on our website.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Penny Somer-Greif
        Baker, Donelson, Bearman,
        Caldwell & Berkowitz, P.C.